Exhibit 99.2

PRESS RELEASE

Wednesday, May 25, 2022

On Elects Dennis Durkin as a New Independent Member of the Board of Directors

ZURICH, Switzerland, May 25, 2022 — Swiss performance sports brand On (NYSE: ONON) announced today the election of Dennis Durkin as additional independent member of the Board of Directors.

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “We are extremely pleased to welcome Dennis to the On Board, and with this have him take the chair of the Audit Committee. Together with Alex Perez, we now have a fully independent and highly experienced Audit Committee. Following the recent appointment of Amy Banse as an on Board member, we continue the journey of bringing highly experienced individuals with independent and diverse viewpoints to the On Board of Directors.”

Mr. Durkin has served as a board observer to the On Board of Directors from September 2021 through May 2022. Prior to that, he had served as the Chief Financial Officer of Activision Blizzard Inc (ATVI) before retiring from the company in May 2021. He originally joined ATVI as CFO in March 2012 and held that position until May 2017. He served as Chief Corporate Officer from May 2017 until January 2019. From January 2019 until his retirement, he served as Chief Financial Officer and President of Emerging Businesses. Prior to joining ATVI, from 1999 until February 2012, Mr. Durkin held a number of positions of increasing responsibility at Microsoft Corporation, most recently serving as the Corporate Vice President, and Chief Operating and Financial Officer, of Microsoft’s Interactive Entertainment Business, which included the Xbox, Xbox Live and games business. Prior to joining Microsoft’s Interactive Entertainment Business in 2006, Mr. Durkin worked on Microsoft’s corporate development and strategy team, including two years where he was based in London, England driving pan-European activity. Before joining Microsoft, Mr. Durkin was a financial analyst at Alex. Brown and Company. Mr. Durkin holds a B.A. degree in government from Dartmouth College and an M.B.A. degree from Harvard University.

The Board of Directors has determined that Dennis Durkin satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the NYSE listing standards applicable to us, is financially literate and is considered an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission. Following the appointment of Dennis Durkin as a member and the Chairman of the Audit Committee, Caspar Coppetti resigned from the Audit Committee.

About On

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Twelve years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

Investor Contact:
On Holding AG
Florian Maag
investorrelations@on-running.com

or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on-running.com

Source: On

Category: Corporate